May 25, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE: Executive English Institute, Inc.
        Registration Statement on Form S-1
        Filed on April 10, 2009
        File No. 333-158528

Dear Mr. Spirgel;

Below are the responses to your comment letter of May 1, 2009.

General

1.           Your prospectus cover page indicates that this is an all or nothing offering.  You also disclose that a minimum of $10,000 must be raised in this offering.  Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to an all or nothing or mini-max offering and requires the prompt refund of the consideration paid for the securities unless, among other thing, “the total amount due to the [issuer] is received by [the issuer] by a specified date.”  See Rule 10b-9(a)(1), Please revise to clarify whether this is an all or nothing offering or mini-max offering.  Please provide us with an analysis, confirm that you will comply with Rule 10b-9, and revise your Plan of Distribution section and your Management’s Discussion and Analysis section, specifically relating to liquidity and use of proceeds, to accurately reflect the structure of your offering.

The registrations statement has been revised to conform with this as a mini-max offering.

2.           Section (a)(2) of Rule 419 of the Securities Act defines a blank check company as a company that is issuing penny stock that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

Your disclosure indicates that you are a developmental stage company issuing penny stocks.  As of February 29, 2009, you only has assets of cash that consisted of $4,576 and no revenues, one employee that will be devoting approximately 20 hours per week to your operations, no enrollments or course participants, no current courses, no contracts and no website.   To date, you have not taken any substantive steps in furtherance of a business plan.   In general, the company lacks a specific business plan.

Thus, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe that you do not fall within the definition of a blank check, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus.

The Company is not a blank check company.   While its ability to merge,  acquire or form relationships with other Companies will affect its rate of growth, it has its own operational business plan to pursue which is not wholly dependent upon acquisition.

The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus and disclosure that management and shareholders have not entered into any agreement nor is there any current intent to do so to merge or acquire another existing business other than one which would speed the implementation of its current business plan.

3.           We note the substantial similarity between the Executive English Institute, Inc.’s registration statement and those filed by REM Business Solutions, Inc. (333-158529), Educators Academic Journal, Inc. (File No. 333-155552), and Corporate Security Consultants, Inc. (File No. 333-155553), including, but not limited to, disclosure, shareholder base and selling shareholders, and identical dates of filing registration statements and Form Ds.   Item 405 of Regulation C defines the term promoter to include “any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.”   Accordingly, it would appear that a common promoter(s) may exist among all four filings.  Please advise in your response letter and disclose the identity of any promoter(s).

Promoters have been disclosed.

4.           Item 405 of Regulation C also defines the term promoter to include “any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent of more of the proceeds from the sale of any class of such securities.”   Please revise to disclose Steve Rudish as a promoter of the company or provide an analysis as to why such disclosure is not necessary.

Steve Rudish has been disclosed as a promoter.

Front of Registration Statement

5.           Please add the appropriate disclosure to the front of your registration statement indicating by check mark that you are a “smaller reporting company.”

The smaller reporting company disclosure has been added.

Prospectus Cover Page

6.           Please revise your disclosure to reflect the full offering amount of 20,000,000 Shares of Common Stock at $0.02 per Share.

Disclsoure has been revised.

7.           Please include in the table a separate item for the shares of common stock being offered by the selling shareholders.  See Item 501(b)(3) of Regulation S-K.

Separate table has been added.

Prospectus Summary, page 5

8.           We note your statement, “We are a company without revenues or operations.”  Please revise to include that, from inception to date, you have received no revenues.”

Additional disclosure added.

9.           We note the statement, “We will not be able to generate revenues until we solicit clients, which is dependent upon raising a minimum of $10,000 pursuant to this offering.”  Please revise this disclosure to reflect the all or nothing basis of this offering.

Revised for consistency with mini-max offering.

Risk Factors, page 7

10.           Please include a risk factor to discuss that you may not be able to absorb the costs of being a public company.

Risk factor added.

If we are unable to continue to attract course participants to enroll in our courses….page 7

11.           This risk factor does not seem to apply to your company.  You state “our ability to continue to attract course participants to enroll in our courses and maintain revenue growth is critical to the continued success and growth of our business.”   In addition, you include vague and generic statements such as “we may be unable to maintain substantial revenue growth” and  “[i]f we are unable to continue to attract course participants to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.”  Based on your disclosure elsewhere in the registration statement, you have never received revenues, you currently do not have any course participants enrolled, and you currently do not offer any courses.  Thus please delete this risk factor as it does not apply to your company at this time.   In this regard, please do not present risks that could apply to any issuer in your industry or any other industry.   If you elect to include general risk factors in your document, you must clearly explain how they apply to the company, your investors, and/or your industry, including providing examples of how the risks are currently impacting you or have impacted you in the past.

Deleted.

The inability of our graduates to obtain licensure in their chose professional fields of study… page 8

12.           This risk factor contains two separate risks.   Please revise to discuss each of the risks separately.

Risks separated.

PRC economic, political and social conditions, as well as changes in any governmental policies… page 12

13.           This risk factor appears to be duplicate of a risk factor under the same heading on page 13 of your registration statement.  Please remove repetitive text.

Deleted.

Some of our current shareholders will become eligible to sell their stock…page 15

14.           Please delete this subcaption or revise your disclosure to set forth a discussion adequately describing this risk factor.

Deleted.

Use of Proceeds, page 15

15.           Please reconcile the amounts provided in this section.   Your allocation of the net proceeds adds up to $50,000 with the Gross Proceeds of the direct public offering being $60,000.  Please revise.

Use of Proceeds revised.

16.           Please reconcile your disclosure in the table and elsewhere that there will be no offering expenses with your later disclosure that total offering expenses equal $1,015.72.

Offering Expenses revised.

17.           We note that you designate $19,000 out of the $60,000 to be raised in this for “working capital.”  Please disclose the principal business reasons for this offering.  See Item 504 of Regulation S-K.

More specific uses of capital disclosed.

18.           We note your statement that if you raise $10,000 “it will last a year.”   Based upon your estimated use of proceeds and business plans, describe what will occur at the company during the next year if only $10,000 is raised.

Disclosure added.

Plan of Distribution; Terms of the Offering, page 16

19.           Discuss how Mr. Rudish will decide whether to sell shares on behalf of the company or his own shares.

Mr. Rudish will not sell any of his share until the company shares are fully sold.

20.           We note that Mr. Rudish will decide whether “the offering conditions are satisfied”  before collecting and depositing funds.  Explain what these conditions are.

These conditions relate only to the appropriateness of the investor as the company is seeking to limit investors to only those who are sophisticated or experienced as this tends to lessen future information and shareholder question burdens upon the company.

List of Selling Shareholders, page 18

21.           Please revise to disclose the amount of securities owned by each selling shareholder prior to the offering, along with the amount and percentage to be owned after the completion of the offering.  In addition, add a line indicating the total number of shares offered for sale at the bottom of your selling shareholder table.

Additional columns added.

Business page 21

22.           We note your statement, “[w]e design our offerings to help working adult learners develop specific competencies that they can employ in their workplace.  We actively support and engage with our learners throughout their programs to enhance their prospects for successful program completion.”   Please discuss further the specific competencies your offerings will focus on.  In addition, please clarify how you will actively support and engage with your learners.

Our company will specifically target organizations in Asia that want to increase proficiency with the English Language communication; either through oral conversations or written. This will be accomplished by a series of online lectures from basic reading phonetics to increase reading fluency to online lectures on basic English writing compositions. As a result,  designed to assist working adults develop English Communication (oral and written) competencies that can be employed in their workplace.

23.           We note your statement, ‘[o]ur key competitive advantage is the in-house our developed knowledge base.”  As you only have one employee, please clarify and support this statement.

Mr. Rudish’s accomplishments spans over twenty five years in K-12 and higher education administration and teaching experience. He has taught many courses in basic English composition, reading, and developing written projects that encompasses the English Language at all grade levels including graduate courses. He also possesses other credentials that allow him to teach to lower level students who has deficits with the English Language Acquisition.

Management, page 26

24.           We note your disclosure regarding Mr. Rudish’s background.  Please revise to briefly describe Mr. Rudish’s business experience during the past five years.   Please provide dates for each activity listed.  Refer to Item 401(e) of Regulation S-K.

Revised to include 5 years of business experience.

Market for Common Equity, page 29

25.           We note your disclosure that there currently 17,000,000 shares of common stock outstanding which may be sold under Rule 144.  Please note that Rule 144 is only available to an issuer such as you after the conditions listed in Rule 144(i)(20 have been met and one year has elapsed from the date that the issuer filed “Form 10 information.”   See Release No. 33-8869.  Please revises your registration statement accordingly.

Disclosure modified to clarify that such shares may become eligible in the future.

26.           Please revised your disclosure to reflect the Commission’s current address:  100 F. St., NE, Washington, D.C. 20549.

Revised.

Recent Sales of Unregistered Securities, page II-1

27.           We note your discussion related to the private placement of a total of 2,000,000 shares of common stock to Theory Capital Corp., NM Capital Corporation, Matrix Venture Capital, Inc. and Robert M. Sandoval (500,000 shares each).  In addition, we note your statement, “[t]he issuance was offered only to these 4 individuals and involved no general solicitation.”   Since Theory Capital Corp., NM Capital Corporation and Matrix Venture Capital, Inc. are not individuals, please clarify this disclosure by identifying the individual controlling each entity.

The controlling individuals for each entity are: Theory Capital Corp., Derek Carbajal, Matrix: David Murtha, NM Capital Corp: Nathan Montgomery.

Exhibit 5.1

28.           Please delete the second paragraph of your opinion or advise.  We again note the similarity between this registration statement and the three others listed above.

Deleted.

29.           We note the time limitations contained in the penumtimate paragraph of your opinion.  Delete this limitation or file a legal opinion dated the date of effectiveness.

Deleted.

Note B. Private Placement, page F-12

30.           Your disclosure indicates that you undertook a private placement in December 2008, offering two million shares at a price of $0.005 per share.  This is not consistent with the information provided in your Statement of Stockholders Equity on page F-7.  Please revise accordingly.

Revised for consistency.

Very truly yours,

/s/ Steve Rudish, President
Executive English Institute, Inc.